UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ONCOSEC MEDICAL INCORPORATED

(Name of Issuer)

Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

68234L207

(CUSIP Number)

Hee Do Koo

CEO

Alpha Holdings, Inc.

Gangnam-gu Apgujeong-ro 62-gil 17-10

Seoul, KOREA

+82-2-517-8841

With a copy to:

Joon Kim

Lee & Ko

Hanjin Building 63 Namdaemun-ro, Jung-gu

Seoul, KOREA

+82-2-772-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 68234L207

1.	Names of Reporting Persons:

Alpha Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:

Republic of Korea

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 1,610,999(1)(2)
8. Shared Voting Power: 0
9. Sole Dispositive Power: 1,610,999(1)(2)
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,610,999(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 15.15% (3)

14.	Type of Reporting Person (See Instructions):

CO

(1)	Excludes 368,250 shares of common stock issuable upon exercise of warrants that are not exercisable due to a contractual beneficial ownership limitation, which provides that such warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own more than 9.99% of the outstanding shares of common stock.

(2)	Due to a clerical error the number of shares beneficially owned by the Reporting Persons had previously been incorrectly reported as 1,611,000 shares.

(3)

This percentage is calculated based on 10,637,143 shares of common stock outstanding as of August 21, 2019, as reported on the Issuer’s Registration Statement on Form S-3 filed with the SEC on August 23, 2019.

CUSIP No. 68234L207

1.	Names of Reporting Persons:

Alpha Biolabs, Inc.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:

Republic of Korea

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 1,610,999(1)(2)
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,610,999(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,610,999(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 15.15% (3)

14.	Type of Reporting Person (See Instructions):

CO

(1)	Excludes 368,250 shares of common stock issuable upon exercise of warrants that are not exercisable due to a contractual beneficial ownership limitation, which provides that such warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own more than 9.99% of the outstanding shares of common stock.

(2)	Due to a clerical error the number of shares beneficially owned by the Reporting Persons had previously been incorrectly reported as 1,611,000 shares.

(3)

This percentage is calculated based on 10,637,143 shares of common stock outstanding as of August 21, 2019, as reported on the Issuer’s Registration Statement on Form S-3 filed with the SEC on August 23, 2019.

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned. This Amendment No. 4 amends the Schedule 13D as specifically set forth herein:

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On October 18, 2019, the Reporting Persons filed a Preliminary Proxy Statement on Form PREC14A in connection with the Reporting Persons’ intention to solicit proxies from the Issuer’s shareholders to vote “AGAINST” the Issuer’s proposed transaction with China Grand Pharmaceutical and Healthcare Holdings Limited and Sirtex Medical US Holdings, Inc.

STOCKHOLDERS OF ISSUER ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY REPORTING PERSONS AND ITS AFFILIATES FROM THE STOCKHOLDERS OF ISSUER IN CONNECTION WITH THE SPECIAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY RELATED TO THE SPECIAL MEETING WILL BE MAILED TO STOCKHOLDERS OF ISSUER AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 7. Exhibit

99.1	Form PREC14A filed by the Reporting Persons on October 18, 2019

        [The remainder of this page is intentionally left blank. The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2019

ALPHA HOLDINGS, INC.

	By:	/s/ Hee Do Koo
Hee Do Koo
Chief Executive Officer

4